SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI COPEL 14/08
NOTICE TO THE MARKET
Foreign Currency Debt

     Companhia Paranaense de Energia – COPEL, pursuant to CVM Instruction 358/2002, and its commitment to the best corporate governance practices, hereby informs the market that its exposure to foreign currency is insignificant, representing a mere 6.4% of the total debt, as can be seen in the table below:

Debt Profile on June 30, 2008

				R$'000
		Short-term	Long-term	Total
Foreign Currency	IBD	17.609	33.054	50.663
	National Treasury	6.841	60.404	67.245
	Eletrobrás	5	27	32
	Banco do Brasil S/A	3.826	1.854	5.680
	Total	28.281	95.339	123.620

Domestic Currency	Eletrobrás - Copel	37.632	257.777	295.409
	Eletrobrás - Elejor	-	106.682	106.682
	BNDES - Compagas	6.283	15.747	22.030
	Debentures - Copel	162.639	600.000	762.639
	Debentures - Elejor	3.304	269.638	272.942
	Banco do Brasil S/A and other	13.291	331.885	345.176
	Total	223.149	1.581.729	1.804.878
GENERAL TOTAL		251.430	1.677.068	1.928.498

     Of the total foreign currency debt, more than half (R$67.2 million) refers to Brazil Investment Bonds (renegotiation of Brazil's external debt), which mature only in 2024.

     Thus, the Company has a comfortable debt profile, and is one of the least leveraged companies in the energy sector. As of June 30, 2008, Copel's debt/equity ratio was 24.6%, with foreign currency debt representing only 1.6% of shareholders’ equity.

Curitiba, October 9, 2008

Paulo Roberto Trompczynski
Chief Financial, Investor Relations and External Stockholding Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.